May 4, 2006
Mr. Ryan Rohn
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-7010

RE:	Portola Packaging, Inc. Form 10-K for Fiscal Year Ending August 31, 2005 Filed November 28, 2005 File No. 033-95318
Dear Mr. Rohn:
This letter is in response to your comments on Portola Packaging, Inc. 10-K filing referenced above.
The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the 10-K filing. We further acknowledge that the SEC staff comments or changes to disclosures in response to such staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.
Our detailed responses to your comments are set forth in the attachments and correspond to your numbered comments.

U.S. Securities and Exchange Commission
Portola Packaging, Inc.
Form 10-K for Fiscal Year Ending August 31, 2005
File No. 033-95318

Signed on behalf of Portola Packaging, Inc. by the duly authorized officers of the Company.

/s/ Brian J. Bauerbach Brian J. Bauerbach
Chief Executive Officer

/s/ Michael T. Morefield Michael T. Morefield
Chief Financial Accounting Officer

/s/ Kim A. Wehrenberg Kim A. Wehrenberg
Vice President, General Counsel & Secretary

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Item 6. Selected Financial Data, page 11
Comment 1
We note your inclusion of EBITDA within your selected financial data on page 11. In a response to us and in future filings, please include a more comprehensive explanation of why you believe that EBITDA represents a useful measure of operating performance for investors. Please disclose the following:
•	The economic substance behind your decision to use the non-GAAP measure;
•	The material limitations associated with your use of EBITDA as compared to net income, in light of your significant borrowings, fixed assets and intangible assets;
•	How you compensate for these limitations; and
•	The substantive reasons why you believe EBITDA provides useful information to investors.
Refer to Item 10(e)(1)(i)(C) of Regulation S-K and Question 8 of our June 13, 2003 FAQ’s on Non-GAAP Financial Measures.
Response: The following disclosure will be included in future filings:
The Company’s bonds are registered with the Securities and Exchange Commission and are publicly traded, but its stock is not registered or publicly traded. The Company’s primary measure of operations per past history has been focused on EBITDA, and not profit (loss) before income taxes or net income (loss) as a primary measure as the Company has had a history of significant losses both before and after tax for the past several years. Furthermore, our senior notes and senior credit facility measure compliance with restrictive covenants based upon an EBITDA measure. Therefore, bond holders, investors and analysts have focused on EBITDA as the primary measure of the Company’s financial performance. Our bond holders and creditors are primarily interested in our cash flow to pay our debt obligations and do not focus on non cash items of depreciation and amortization. Also, because of large tax losses, taxes paid are minimal. The limitation of reliance upon EBITDA as a measure of liquidity is that cash outlays of $19,811 for interest charges and $2,248 for taxes during fiscal year 2005 are not included in this calculation.
Impairment of Goodwill and Non Amortizing Assets, page 15
Comment 2
We note your disclosure on page 15 and in Note 7 on page 49 that in order to review for impairment of goodwill, you utilized the EBITDA multiplier methodology for United States — Closures, Blow Mold Technology (formerly Canada), Mexico, and the United Kingdom, and used the discounted cash flows methodology for United States — CFT. Please explain to us and

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
revise future filings to clarify why you used a different methodology for goodwill impairment for United States — CFT.
Response: When SFAS No. 142 first became effective, the Company elected to use the EBITDA multiplier methodology for impairment testing of its then existing businesses due to EBITDA being the primary measure of financial performance for those existing segments and it represents more closely the fair value of those segments. Those segments include U.S. — Closures, Blow Mold Technology, Mexico and the United Kingdom. In fiscal 2004, the Company began experiencing financial difficulties and focused its strategy on cash flow. As part of this strategy the Company acquired U.S. — CFT, during fiscal year 2004, in order to enter into higher growth and higher margin businesses. Because U.S. — CFT was a high growth business it was purchased largely on the basis of its future cash flow value. It also helped the Company justify refinancing its debt on the basis of projected improvements in cash flow. Because of this use of cash flow analysis related to U.S. — CFT it was determined that the discounted cash flow methodology would be appropriate to test for impairment of U.S. — CFT’s goodwill. SFAS No. 142 allows the use of multiple methods to determine the fair value and the Company has been consistent in applying those methods to the segments.
This information will be included in future filings.
Liquidity and Capital resources, Operating activities, page 21
Comment 3
We note your disclosure that your decrease in working capital, “was due primarily to decreases in cash and accounts payable, offset partially by increases in accounts receivable and inventory.” Please explain to us and expand in your future filings, the underlying reasons for the changes in these balances. Refer to section IV. Liquidity and Capital Resources of Release No. 33-8350: Interpretation — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response: Working capital (current assets less current liabilities) decreased by $1,600 to $31,300 as of August 31, 2005 from $32,900 as of August 31, 2004. The decrease in working capital was due to a decrease in cash due to the termination of the stock tender offer. Such cash was used to pay down debt classified as long term. Additionally, a decrease in accounts payable due to the reduction of trade payables primarily due to a reduction of purchases related to equipment inventory; an increase in accounts receivables in days sales outstanding due to higher sales in various geographic regions that typically have longer collection terms and increased inventory due primarily to increased resin cost.
This additional detail will be included in future filings and was included in the 10-Q filed April 13, 2006.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
The following is expanded disclosure of the effect of our capital constraints.
Comment 4
We note your risk factor on page 30 that you are capital constrained. In consideration of your outstanding public debt, it is important for the holders of your debt to understand your liquidity and capital resources. In light of the above, please expand your liquidity disclosures to discuss the following:
•	a discussion of prospective information regarding your needs for capital, such as for equipment and for inventory purchases.
•	an evaluation of the amounts and certainty of cash flows;
•	whether you have sufficient resources to meet short-term and long-term cash requirements, and your basis for your views.
Response: We have budgeted approximately $13,500, which is the limit set in our senior secured credit facility, for additions to property, plant and equipment for the fiscal year ended August 31, 2006. Based upon our current fiscal year 2006 plan, $13,500 appears to be adequate. In addition, as the cost of resin increases substantially it results in increased inventory costs. Our cash flows from operations have varied over the years and along with our availability from our senior secured credit facility, we have been able to fund our operations and capital requirements, but this is not guaranteed in the future. Based on our current fiscal year 2006 plan we should continue to have sufficient resources to meet our short term needs unless we experience some significant additional cash requirements, such as a significant adverse result from a legal matter. In the long term, if operations do not improve we could be capital constrained.
This information will be included in future filings.
Consolidated Balance Sheet, page 38
Comment 5
We note your presentation of cash and cash equivalents with restricted cash on the balance sheet, together with a note on the face of the balance sheet. However, the amount of cash and cash equivalents disclosed on the face of the balance sheet mush agree to the amount disclosed in the statement of cash flows. Please revise in future filings. Refer to paragraph 7 of SFAS No. 95.
Response: The $100 difference between the amount of cash and cash equivalents disclosed on the face of the balance sheet and the statement of cash flows was due to the inclusion of $100 of restricted cash in the balance sheet. We will classify the $100 of restricted cash in a separate line item so that these numbers match in future filings. This was done in the 10-Q filed on April 13, 2006.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Note 1. Summary of significant accounting policies, revenue recognition, page 42
Comment 6
We note your disclosure under Backlog on page 6 that one of PTI’s major customers receives shipments under a consignment arrangement. Supplementally, tell us and expand your revenue recognition policy to address your consignment sales. Refer to Question 2 of SAB Topic 13:A:2.
Response: One customer of our U.S. — CFT business sells goods on a consignment basis. We do not include these consigned goods in our revenue until consumed by the customer. We have expanded our revenue recognition policy to include the following sentence “The Company has one U.S. — CFT customer who received shipments of goods under a consignment arrangement. Revenue for the customer is recognized upon consumption by the customer.” This disclosure will be included in future filings.
Note 9. Commitments and Contingencies, page 51
Comment 7
We note your disclosure that, “Based on the facts currently available, management believes that the ultimate amount of liability beyond reserves provided, if any, for any such pending actions will not have a material adverse effect on the Company’s financial position.” Please be aware that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities. In that case, the registrant must either (a) disclose the estimated additional loss or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. Please note that any conclusion as to materiality should take into account the impact that any change in the accrual could have on quarterly or segment earnings.
Response: Our policy has been that as soon as we are able to make an estimate and determine if we have a probable loss, we add the estimated amount to the Company’s legal accruals. The change in legal reserves is reviewed for material effect on earnings each quarter, including by segment.
The following disclosure will be included in future filings:
In the normal course of business, except for the Blackhawk litigation mentioned above, the Company is subject to various legal proceedings and claims. Based on the facts currently available the amount of liability, if any, cannot be estimated. Management believes that the ultimate amount of liability beyond reserves provided, if any, for any such pending actions will not have a material adverse effect on the Company’s financial position, results of operations or liquidity. Legal reserves have not been significant.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Note 9. Commitments and Contingencies, page 51
Comment 8
In addition, we note that you have assessed the materiality of your legal proceedings with reference to the financial position of the Company. Expand your assessment of materiality with reference to your results of operations and liquidity in future filings.
Response: The updated disclosure is as follows:
The following change to our disclosure will be included in future filings, which will state that there will be no material adverse effect on the results of operations or liquidity. We will make the change in future filings as well.
Note 14. Segment Information, page 56
Comment 9
We note your disclosure that your “reportable operating businesses are organized primarily by geographic region.” In addition, we note your disclosure of your various product lines on page 4 that includes plastic closures, cosmetic closures and jars, plastic bottles, and capping equipment and tooling. In light of these disclosures, please address the guidance set forth in paragraph 15 of SFAS No. 131. Further, please provide to us a copy of the financial reports regularly reviewed by your chief operating decision maker.
Response: In accordance with SFAS No. 131 our reportable operating businesses are organized primarily by geographic region and account for more than 75% of total revenue during fiscal year 2005. There were no operating segments in the “other” category that accounted for more than 10% of the reported profit or loss in absolute amount or 10% or more of total assets for the same period. The additional analysis provided as Exhibit 9A shows that the Company’s segment reporting is consistent with SFAS 131. We are managed and organized by geographic area and not by product lines (except for CFT). We do not have matrix responsibilities because no manager has product line responsibility across different geographic areas.
Attached as Exhibit 9B is copy of the financial reports regularly reviewed by our chief operating decision maker.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Note 14. Segment Information, page 56
Comment 10
We note your disclosure that, “certain company businesses and activities, including the equipment division, do not meet the definition of a reportable operating segment and have been aggregated into “Other.” Address for us whether these other business units are operating segments as defined by paragraph 10 of SFAS No. 131. If so, given the guidance in paragraph 19 of SFAS No. 131, tell us how these business units meet the aggregation criteria of paragraph 17 of SFAS No. 131. Provide us with sufficient information for us to understand how these business units are economically similar.
Response: The business units aggregated under “Other” do meet the definition of operating segment defined in paragraph 10 of SFAS No. 131 because they all engage in sales of products and services which may earn revenues and incur expenses and which have discrete financial information available which is regularly reviewed by the Company’s chief operating decision maker for purposes of assessing performance and allocating resources. However, none of them meet the definition of “Reportable Segments” because they do not exceed 10% of total revenue, 10% of total absolute net income or loss or 10% of total assets. See the SFAS No. 131 analysis attached as Exhibit 9A. These segments included in the “other” category do have similar products, services and production processes as well as a comparable class of customers and related distribution methods for their products and services.
Note 14. Segment Information, page 56
Comment 11
We note your disclosure on page 16 in your discussion of results for fiscal year ended August 31, 2005, that, “Sales by [y]our Czech/Austria operations increased $7.7 million” and on page 17 you state your Czech and Austria operations had margin increases. Include in your response, an explanation how your Czech/Austria operations are significant enough to be discussed within your MD&A, however it is not presented as its own reportable segment in your segment footnote.
Response: As discussed above, the Czech/Austria operations do not meet the requirements of SFAS No. 131, to qualify as a separate reportable segment. It was in start up status in fiscal 2004 and only generated approximately $500 in revenue. It exhibited strong growth in fiscal 2005 increasing to $8,300 of sales which merited comment in the MD&A, however the $8,300 is less than 10% of total revenue and therefore should not be reported as a segment. If it meets the conditions to be considered a separate reportable segment in the future, we will provide the needed disclosure in compliance with SFAS No. 131.

Portola Packaging, Inc. Response to SEC Fiscal Year 2005 Comments
(dollars in thousands)
Note 14. Segment Information, page 56
Comment 12
Disclose the basis used to attribute revenues from external customers to individually material countries. Refer to paragraph 38(a) of SFAS No. 131.
Response: Revenues are attributed to the individual material countries on the basis of the plant in which the goods were manufactured and from which they were shipped. We will state this in future filings in accordance with 38(a) of SFAS No. 131.
Note 17. Supplemental condensed consolidated financial statements, page 59
Comment 13
If true, please revise in future filings, to clarify that the guarantor subsidiaries are “100% owned” by the parent as required by Rule 3-10(f) of Regulation S-X. We note your use of the term “wholly-owned;” however, that term is not the same as the term “100% owned” in Rule 3-10(h) of Regulation S-X.
Response: We will change the term “wholly-owned;” to “100% owned” in future filings. This change was included in our 10-Q filed April 13, 2006.
As also requested in your letter of April 4, 2006, we acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of all disclosures in its filings.
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Very truly yours,
/s/ Brian J. Bauerbach
Brian J. Bauerbach